December 11, 2018

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Jay Williamson

100 F Street, N.E.

Washington, DC 20549

Re:	Schedule 14A for American Pension Investors Trust (the “Registrant” or “Trust”) (SEC File No. 811-04262)

Dear Mr. Williamson:

Below please find our response to your request on December 11, 2018 to clarify the Registrant’s response to Comment 5 which you provided orally on November 19, 2018, on the Registrant’s Schedule 14A (“Schedule 14A”).

Comment 5. The proposal states that the investment adviser’s management of the Fund will change in terms of its overall philosophy of seeking maximum diversification and the Fund will become non-diversified. Changing the status requires a separate vote under Section 13(a) of the 1940 Act. Please revise and provide a separate proposal or explain the legal basis for not doing so. In addition, please ensure the strategy-related disclosures appropriately address how becoming non-diversified relates to the Fund’s objection of preservation of capital.

Response: The Fund has determined that a change in status is not necessary. The Fund will remain a diversified fund and will not be changing its status to non-diversified.

If you have any additional questions, or need additional information, please contact me at 513.869.4262.

Sincerely,

/s/ Maggie Bull

Maggie Bull

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com